UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 18th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Updates from Austral Pacific

Wellington, New Zealand – April 18, 2006 -/PRNewswire/- Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. today made announcements concerning ongoing exploration drilling operations and Board membership:

Douglas-1 exploration well, PPL 235, Papua New Guinea

As at 05:00 hrs on Tuesday April 18, 2006 (local time), the Douglas-1 exploration well was at a depth of 502mBRT. During the week 13 3/8” surface casing was set at 47.5mBRT and drilling proceeded in 12 1/4” hole. Current operation is preparing to fish.

Participants in PPL 235 are:

Trans Orient Petroleum (PNG) Ltd (a wholly-owned subsidiary of Austral Pacific Energy Ltd.) 35% and operator; and

Rift Oil plc 65%

Resignation of Director

Mr. Peter Tapper has resigned from the Board of Directors with retrospective effect from March 31, 2006. Mr. Tapper was appointed to the Board in September 2003 and has served as Chairman of the Audit Committee since that time. His industry experience and individual expertise have enriched the Board’s deliberations during his tenure. Mr. Tapper was not standing for re-election at the forthcoming AGM.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 476 2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.